Exhibit 11.1  Computation of Per Share Earnings

	For the Year Ended December 31, 2006 (Audited)	For the Year Ended December 31, 2005 (Audited)
Revenues	$289,131	$315,017
Cost of Goods Sold	$209,873	$239,730
Expenses	$86,900	$94,147
Net Income (Loss)	$(7,642)	$(18,860)
Basic Income (Loss) per Share	$(0.01)	$(0.02)
Weighted Average Number of Shares Outstanding	1,100,000	1,100,000